Mail Stop 6010

      September 30, 2005

Tower Semiconductor USA
4300 Stevens Creek Blvd., Suite 175
San Jose, CA 95129
As Agent for Service of Tower Semiconductor Ltd.

      Re:	Amendment No. 1 to Tower Semiconductor Ltd.
	Registration Statement on Form F-2
      Filed September 22, 2005
	File No. 333-126909
      Form 6-K/A
      Filed September 22, 2005
      File No. 0-24790

Dear Sir/Madam:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form F-2

Fee Table
1. Please revise the notes to the fee table to clarify how you determined the amount to be registered.



Prospectus Cover Page
2. We note your response to comment 3. In an appropriate place in your prospectus, please clarify whether the committed investors can purchase any securities included in registration statement, including by oversubscribing or otherwise. Also clarify whether those securities will be part of the unregistered offering or the registered offering.

Questions and Answers About the Rights Offering, page 2
3. We note your response to prior comment 4 and reissue the comment.
Please disclose in the filing the reasons for structuring the rights offering for convertible debentures in the principal amount of $1 per share.

How will principal and interest be paid, page 2
4. Please cite any authority on which you rely to reach the conclusions in your response to comment 6. Address how all provisions for postponement of principal and interest payments disclosed in the document are consistent with the Trust Indenture Act of 1939.

Are the debentures subordinated, page 3
5. Please disclose the amount owed to the customer who has a first-ranking charge. Also disclose the nature of the debt, and tell us the name of this customer.
6. If the wafer credits mentioned on page 38 are senior debt, please quantify that debt in this section. Also, please quantify the "Statutory Priorities" mentioned on page 43.
7. Clarify what you mean by "certain other events relating to" you or your property.

Why are we engaging in a rights offering, page 4
8. We note that the third paragraph of your response to comment 3 indicates that you are obligated to raise an amount "similar" to the
$30 million bank commitment. However, in the fifth paragraph of the response, you state that you are obligated to raise $50 million. Please revise your disclosure to specify the amount you are obligated to raise and tell us with specificity which subsection of which exhibit to the registration statement governs your obligation. Ensure that you have disclosed the reasons for the entire rights offering.

How do you transfer your rights, page 5
9. Please disclose the last sentence of your response to comment
12.

What are the federal income tax and Israeli income tax consequences, page 6
10. Please confirm our understanding that you will file as an exhibit any ruling that you receive from a tax authority.

When will you receive your new securities, page 7
11. Please clarify how you will issue debentures after payment is cleared and still retain the ability to withdraw the offering as noted in the next Q&A. How will you treat securities issued in the offering after the offering has been withdrawn?

How many shares, page 8
12. With a view toward clarified disclosure, please tell us in detail how you calculated the 138.59 ratio.

Risk Factors, page 9

If you do not exercise all of your rights, page 20
13. We note your response to comment 3. However, we also note your continued vague references to "certain" shareholders like in this risk factor. Please clarify who the "certain" shareholders are. Also, if the shifting of rights results in material changes to the ownership structure of your company, provide an updated beneficial ownership table in an appropriate section of your document.

The Rights Offering, page 27
14. We note that you have revised your disclosure on pages 4 and
29
to suggest that the board has not yet set the terms of the price offering, including the subscription price and conversion ratio. Please tell us which terms you will omit from the prospectus on the date the registration statement is declared effective and the basis for this omission. Also confirm your understanding that all terms of the offering and securities must be final - not subject to board discretion without recirculation or termination of the offering as appropriate - and must be included in the prospectus that you circulate with the rights certificate.
15. We note that the rights are exercisable beginning on the date of the prospectus. However, according to your prospectus cover, the record date is not until two days after the date of the prospectus.
Please clarify how the rights can be exercised before the record date.

Committed Purchases, page 28
16. Please clarify when the unregistered offering will close and when the related rights will be exercised.

No Recommendation, page 29
17. Please tell us how you calculated the 1,547 figure. If each right allows the holder to purchase $100 worth of debentures convertible at $1.10, it seems that the 1,547 figure should be much larger.

Our Decision Will be Binding, page 29
18. Please expand your disclosure in response to comment 23 to clarify the practical effect of what you mean by consideration of the materiality of a defect.

Conversion of Debentures, page 35
19. With a view toward clarified disclosure, please provide an example of the operation of the adjustments in the last two bullet points on page 36 (which seek to explain how you will calculate the price per share for purposes of the adjustment).

The 2006 Tax Reform, page 51
20. Clarify how the reform would affect U.S. residents.

U.S. Tax Considerations, page 52
21. You must file a tax opinion that does not assume material conclusions that are a requirement of the ultimate opinion. For example, we note the assumption regarding debt characterization. If counsel cannot opine with certainty, counsel should explain the reasons for the doubt, the degree of uncertainty and the possible outcomes. You should provide appropriate disclosure setting forth the risk to investors.




Form of Tax Opinion
22. We note your statement that the opinion will speak as of the date of the opinion and that you will undertake no obligation to update the opinion. Please either file an opinion that omits that statement or file an opinion dated as of the effective date of the registration statement as an exhibit to a final pre-effective amendment to your registration statement.
23. Those who purchase the rights, debentures or underlying shares from your offering must be permitted to rely on the opinion you file as an exhibit. The last paragraph of your current exhibit implies that only the initial holders of the rights may rely on the opinion.
Please file a revised opinion.
24. Please note that counsel must also consent to being named in the prospectus. Please revise accordingly.

Form 6-K/A filed September 22, 2005
25. We note in your response to our previous comment 38 that you agreed to provide all of the disclosures required by Item 10(e) of Regulation S-K with respect to each non-GAAP financial measure you disclose. In your earnings discussion furnished as Exhibit 99.1 to the report on Form 6-K/A filed September 22, 2005, which is incorporated by reference into your Form F-2/A also filed September
22, 2005, you have disclosed the non-GAAP financial measure, EBITDA.
Please revise the earnings discussion in Exhibit 99.1 to include the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.



      You may contact Thomas Dyer at (202) 551-3641 or Kaitlin Tillan at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Adelaja Heyliger at (202) 551-3636 or me at (202) 551-3800 with any other questions.

      Sincerely,



								Russell Mancuso
								Branch Chief

cc (via fax):  	David H. Schapiro, Esq.		Sheldon Krause,
Esq.
	Ari Fried, Esq.				Eilenberg & Krause LLP
	Yigal Arnon & Co.			212.986.2399
	1 Azrieli Center
	Tel Aviv, 67021 Israel
Tower Semiconductor USA
As Agent for Service of Tower Semiconductor Ltd.
September 30, 2005
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